ESGEN Acquisition Corporation

5956 Sherry Lane, Suite 1400

Dallas, Texas 75225

January 25, 2024

VIA EDGAR

Attention:	Kevin Stertzel
Martin James
Patrick Fullem
Geoffrey Kruczek

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Re:	ESGEN Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed November 6, 2023
File No. 333-274551

Ladies and Gentlemen:

This letter sets forth the responses of ESGEN Acquisition Corporation, a blank check company incorporated as a Cayman Islands exempted company with limited liability (the “Company”), to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated November 21, 2023, with respect to the Company’s Amendment No. 1 to the Registration Statement on Form S-4, as filed with the Commission on November 6, 2023 (the “Registration Statement”).

We have revised the Registration Statement in response to the Staff’s comments and, concurrently with delivery of this letter, filed with the Commission a revised Registration Statement (“Amendment No. 2”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in Amendment No. 2. For your convenience, each of the Staff’s comments is reprinted in bold, italicized text below, followed by the Company’s responses thereto.

Amendment No. 1 to Registration Statement on Form S-4 filed November 6, 2023

General

1.

We note your revised disclosure in response to comment 4. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure at each of the redemption levels detailed in your sensitivity analysis, include 50% of maximum redemptions.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 21, 22 and 23 of Amendment No. 2.

2.

We note your response to comment 16 and reissue the comment in part. Please tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination and include the disclosure requested by prior comment 16.

Response:

The Company acknowledges the Staff’s comment and respectfully informs the Staff that it does not believe that it is “controlled” for CFIUS purposes by any non-U.S. person. One of our directors, Ms. Bernatova, who is also our Chief Executive Officer, is a citizen of the Czech Republic and as such, the Company could be said to have substantial ties with a non-U.S. person. Per the Staff’s request, the Company has added the requested risk factor disclosure on pages 127, 128 and 129. Other than as discussed herein, no person or entity associated with or otherwise involved in the Business Combination is, is “controlled” for CFIUS purposes by, or has substantial ties with, a non-U.S. person.

The ESGEN Board’s Reasons for Approval of the Business Combination, page 159

3.	We note your revisions in response to comment 27. Please expand to describe the financial analyses mentioned in the penultimate bullet on page 160, as requested by that comment.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 169 of Amendment No. 2.

Interests of ESGEN Directors and Officers and the Sponsor in the Business Combination, page 198

4.	We note your response to comment 29 and reissue in part. Please clarify how the board considered the conflicts in negotiating and recommending the business combination.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 211 of Amendment No. 2.

Accounting for the Business Combination, page 249

5.

We note the revisions made in response to comment 31 regarding your accounting for the business combination and acknowledge your final conclusion on page 250 that in essence, the Business Combination will be treated as a reverse recapitalization with ESGEN being treated as the acquired company…, and that the financial statements of the combined entity will represent a continuation of the financial statements of Sunergy with the business combination treated as the equivalent of Sunergy issuing stock for the net assets of ESGEN, accompanied by a recapitalization. However, it is unclear to us why you have provided a detailed discussion of the accounting treatment regarding New PubCo and Sunergy, given that the transaction subject to accounting consideration for the business combination is between ESGEN Acquisition Corp and Sunergy Renewables LLC and that it appears from the proposed pro forma ownership structure that the continuing operations will be controlled by Sunergy. Please further revise your disclosure throughout the filing, including the disclosures on page 52, to focus the discussion on the accounting treatment of the transaction between ESGEN Acquisition Corp and Sunergy Renewables LLC. Otherwise, please advise us.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 54, 260, 261, 271, 272, 314 and 315 of Amendment No. 2.

We respectfully request the Staff’s assistance in completing the review of Amendment No. 2 as soon as possible. Should you have any questions relating to any of the foregoing, please contact Julian J. Seiguer or Ieuan A. List at (713) 836-3334 or (512) 355-4375, respectively.

Sincerely,

ESGEN ACQUISITION CORPORATION

/s/ Nader Daylami
Name:	Nader Daylami
Title:	Chief Financial Officer

cc:	Andrejka Bernatova (Chief Executive Officer, ESGEN Acquisition Corp.)

Nader Daylami (Chief Financial Officer, ESGEN Acquisition Corp.)

Julian J. Seiguer, P.C. (Kirkland & Ellis LLP)

Ieuan A. List (Kirkland & Ellis LLP)